

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 16, 2008

Mr. Philip J. Wright
Chief Executive Officer
Lundin Mining Corporation
855 West Georgia Street, Suite 2101
Vancouver, BC V6C 3E8
Canada

> **Re:** **Lundin Mining Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-33086**

Dear Mr. Wright:

     We have completed our review of your Form 40-F and related filings and have no further comments at this time.

     Sincerely,

     H. Roger Schwall
     Assistant Director

cc: <u>via facsimile</u>

    Mr. Adam M. Givertz
    Shearman & Sterling LLP
    (416) 360-2132